UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS

UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-12510

KONINKLIJKE AHOLD DELHAIZE N.V.

(Exact name of registrant as specified in its charter)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

+31-88-659-9111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €0.01 per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.  Koninklijke Ahold Delhaize N.V. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on January 28, 2016.

B.  The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the Securities and Exchange Commission (the “Commission”) for the 12 months preceding the filing of this Form 15F, and the Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

The Company’s ordinary shares were last sold by the Company in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on July 24, 2016. References to the Company’s ordinary shares in this Form include, where applicable, ordinary shares that are represented by American Depositary Receipts (“ADRs”).

Item 3.  Foreign Listing and Primary Trading Market

A.  The Company’s ordinary shares are listed for trading on the regulated markets of Euronext Amsterdam N.V. in the Netherlands (“Euronext Amsterdam”) and Euronext Brussels NV/SA in Belgium (“Euronext Brussels”), which, together with the markets in other countries that are part of the European Union, constitute the primary trading market for the Company’s ordinary shares.

B.  The date of the initial listing of the ordinary shares of Albert Heijn N.V. (as predecessor to the Company) on Euronext Amsterdam was February 7, 1949, and the date of the initial listing of the ordinary shares of the Company on Euronext Brussels was July 25, 2016. The Company has maintained a listing of its ordinary shares on Euronext Amsterdam and Euronext Brussels for at least the 12 months preceding the filing of this Form 15F.

C.  The percentage of trading in the Company’s ordinary shares that occurred in, on or through the facilities of a securities market or markets in the countries that are part of the European Union during the 12-month period ended July 24, 2017 was 98.3%.

Item 4.  Comparative Trading Volume Data

A.  The first and last days of the 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act were July 25, 2016 and July 24, 2017 (the “Applicable Period”).

B.  For the Applicable Period, the average daily trading volume of the Company’s ordinary shares (including ordinary shares underlying ADRs) in the United States and on a worldwide basis was 250,576 and 15,320,029, respectively.

C.  During the Applicable Period, the average daily trading volume of the Company’s ordinary shares (including the ordinary shares underlying ADRs) in the United States as a percentage of the average daily trading volume for the Company’s ordinary shares (including the ordinary shares underlying ADRs) on a worldwide basis was 1.6%.

D.  Not applicable.

E.  The Company has not terminated its sponsored ADR facility regarding its ordinary shares.

F.  The source of trading volume information used by the Company for determining whether the Company meets the requirements under Rule 12h-6 under the Exchange Act is Bloomberg L.P., including for securities exchange and over-the-counter trading in the United States and worldwide.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company issued a press release on July 31, 2017 disclosing its intent to terminate the registration of its ordinary shares under Section 12(g) of the Exchange Act and its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

B. The Company’s press release was distributed in the United States via GlobeNewswire and is attached to this Form 15F as Exhibit 10.1.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the Internet Web site on which the Company will publish information required pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act is www.aholddelhaize.com.

PART III

Item 10. Exhibits

10.1. Press Release dated July 31, 2017.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Koninklijke Ahold Delhaize N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Koninklijke Ahold Delhaize N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Koninklijke Ahold Delhaize N.V.

/s/ Jeff Carr
Name: Jeff Carr
Title: Chief Financial Officer; Member Management Board and Executive Committee

Date:    July 31, 2017